Pricing Supplement 26 dated May 2, 2003
(To Prospectus dated March 22, 2000 and
Prospectus Supplement dated March 22, 2000)

Rule 424(b) (3)
File No. 333-31502

PACCAR FINANCIAL CORP.

Medium-Term Notes, Series J - Floating Rate
CUSIP# 69371RWC6

We are hereby offering to sell Notes having the terms specified below to you with the assistance of:

- ☐ Goldman, Sachs & Co.
- ☐ Banc of America Securities LLC
- ☐ Merrill Lynch & Co.
- ☐ Morgan Stanley Dean Witter
- ☐ Salomon Smith Barney
- ☐ ABN AMRO Incorporated
- ☒ J.P. Morgan Securities Inc.
- ☐ acting as ☒ principal ☐ agents

at: ☒ varying prices related to prevailing market prices at the time of resale ☐ a fixed initial public offering price of 100% of the Principal Amount.

Principal Amount: $50,000,000	Original Issue Date:	May 12, 2003
Agent's Discount or Commission: 0.30%	Maturity Date:	May 12, 2006
Net Proceeds to Company: $49,850,000	Interest Payment Date(s):	Quarterly on the 12th or next Business day of Mar., Jun., Sep., and Dec. via modified following business day convention, commencing June 12, 2003

Calculation Agent:

Interest Calculation:
- ☒ Regular Floating Rate Note
- ☐ Inverse Floating Rate Note
  - Fixed Interest Rate:
- ☐ Other Floating Rate Note (see attached)

- ☐ Floating Rate/Fixed Rate Note
  - Fixed Rate Commencement Date:
  - Fixed Interest Rate:

Initial Interest Rate: To Be Determined
Initial Interest Reset Date: June 12, 2003
Interest Reset Date(s): Quarterly on the 12th or next business day of Mar., Jun., Sep., and Dec. via modified following business day convention.

Interest Rate Basis:
- ☐ CD Rate
- ☐ Commercial Paper Rate
- ☐ CMT Rate
  - ☐ CMT Telerate Page 7051
  - ☐ CMT Telerate Page 7052
    - If CMT Telerate Page 7052:
      - ☐ Weekly Average
      - ☐ Monthly Average

- ☐ Federal Funds Rate
- ☒ LIBOR
  - Designated LIBOR Page:
    - ☐ LIBOR Reuters Page
    - ☒ LIBOR Telerate Page 3750
  - LIBOR Currency:

- ☐ Prime Rate
- ☐ Treasury Rate
- ☐ Other (see attached)

Index: 3 Month LIBOR
Spread (+/-): + 0.04%
Spread Multiplier: N/A
Maximum Interest Rate: N/A
Minimum Interest Rate: N/A

Day Count Convention:
- ☐ 30/360 for the period from   to   .
- ☒ Actual/360 for the period from   May 12, 2003   to May 12, 2006.
- ☐ Actual/Actual for the period from   to   .

Redemption:
- ☒ The Notes may not be redeemed prior to the Maturity Date.
- ☐ The Notes may be redeemed at the option of the Company prior to Maturity Date.
  Initial Redemption Date:
  Initial Redemption Percentage: ___ %
  Annual Redemption Percentage Reduction: ___ % until Redemption Percentage is 100% of the Principal Amount.
- ☐ The Notes shall be redeemed by the Company prior to the Maturity Date (see attached).

Repayment:
- ☒ The Notes may not be repaid prior to the Maturity Date.
- ☐ The Notes may be repaid prior to the Maturity Date at the option of the holder of the Notes.
  Optional Repayment Date(s):

Currency:
     Specified Currency: <u>USD</u> (If other than U.S. dollars, see attached)
     Minimum Denominations: _____(Applicable only if Specified Currency is other than U.S. dollars)
     Exchange Rate Agent: _____ (Applicable only if Specified Currency is other than U.S. dollars)

If Discount Note, check ☐
   Issue Price: ___%

Form: ☒ Book-Entry   ☐ Certificated

Other Provisions: